2007

Third Quarter Report

CALEDONIA

Mining Corporation

CALEDONIA MINING CORPORATION

November 7, 2007

Management’s Discussion and Analysis

This Interim MD & A covers the Company’s results for the period from January 1, 2007 to September 30, 2007 - and the period thereafter to November 7, 2007.  It is to be read in conjunction with the Company’s 3rd quarter financial statements prepared to September 30, 2007, according to Canadian GAAP, its Annual Management Discussion and Analysis for the fiscal year ended December 31, 2006, the audited financial statements of the Company prepared to December 31, 2006, and the Company’s 2006 Annual Report.  All of these documents have been filed on SEDAR and are available at www.sedar.com or on the Corporation’s website at www.caledoniamining.com.

Please note that all currency references in this document are to Canadian dollars.

1.

OPERATIONAL REVIEW, OVERALL PERFORMANCE AND RESULTS OF

OPERATIONS

(a)

Blanket Mine- Zimbabwe

Management regrets to announce that a fatal accident took place at the Lima surface crushing plant on October 15, 2007 in which one of our employees was killed. No other employees were injured. Investigations by the Inspector of Mines are continuing.

The table below shows the 3rd quarter, YTD 2007 and October 2007 production results.

	3rd Quarter Actual	9 months to September 2007	October 2007 Actual
Ore processed -tonnes	21,825	60,559	12,407
Grade g/t	3.93	3.05	4.44
Recovery %	86%	83%	90%
Sands Processed - tonnes	5,066	125,137	-
Sands Grade g/t	1.13	1.29	-
Sands Recovery %	54%	62%	-
Ounces gold from ore	2,328	5,370	1,595
Ounces gold from Sands	120	3,414	-
Total ounces produced	2,448	8,784	1,595
Total ounces sold	2,262	9,471	1,523

Contrary to the project plan, the mine suffered a prolonged shutdown from February 15 to July 26 due to power supply and foreign currency availability problems beyond Management’s control.  During July production was halted and the mine put on care and maintenance to save costs as the high grade sands were depleted and the contractor cost of transporting the sands to the plant escalated.  In order to rapidly access the new mid-shaft loading bins underground, the decision was taken to speed up equipping of the No. 4 shaft by operating around the clock when power availability allowed.  This decision paid dividends, as Blanket was able to partially commission the No. 4 shaft to haul from 14 level on July 26, thereby allowing the mine to resume underground operations at the forecast production level of up to 600 tonnes per day (“TPD”).

Production constraints experienced in the last two months of the quarter were mainly due to severe power shortages and to the delayed and unpredictable receipt of US Dollar payments for gold sold and delivered to Fidelity Printers and Refiners the agent of the Reserve Bank of Zimbabwe (RBZ). Blanket has concluded an agreement with the power authority ZESA in order to attempt to overcome the power supply problem. From mid October Blanket will pay ZESA in US Dollars for an uninterrupted power supply.  As a result of this agreement some improvement in production levels are anticipated in the 4th quarter, if Blanket actually receives both the agreed uninterrupted power supply and its foreign currency for gold sales timeously.

Plant

Frequent power disruptions during the last two months of the 3rd quarter only allowed the shafts and metallurgical plant to operate for 76% of the available time, processing 21,825 tonnes instead of a forecast 36,400 tonnes. Both the partially completed No 4 shaft expansion and the plant are currently running well although foreign currency shortages are beginning to affect the plant availability in some sections, in particular the crushing and screening plant and the carbon in leach (C.I.L) sections.  Discussions are ongoing with RBZ to try and improve the receipt of foreign currency for gold delivered.

As a result of managements continuing efforts to improve pollution control measures at Blanket Mine the Governmental Environment Management Agent (EMA) has now upgraded the slimes dam from the red to the yellow category and management intends to strive for achievement of the highest (“green”) safety category.

Capital Expenditure

At the beginning of the 3rd quarter the No 4 shaft was successfully commissioned from surface to the 14 level where the two mid-shaft loading bins are located.  Also at this time, equipping had reached the 18 level to enable commencement of underground operations utilizing mid shaft loading.  This plan was successful as evidenced by the declared production.  Although planned production resumed at the pre-shutdown level of 600 TPD, maintaining this proved difficult due to severe daily power outages and the sporadic and unpredictable payments of foreign currency. These currency restrictions make it extremely difficult to procure and import foreign inputs in a timeous and scheduled manner.

As a result of the above power and foreign currency shortages, only 60% of the forecast production was achieved during the quarter.  Not only did the above restrictions affect production but they also delayed the further equipping of the No 4 shaft from 18 level to the current shaft bottom on 24 level. This final equipping was eventually completed by the end of October.  Further delays are anticipated if sufficient foreign currency is not timeously received from the RBZ as these will impact severely on Blanket’s ability to purchase the required additional equipment and materials to complete this phase of the expansion project.  All these delays have resulted in extending the estimated completion date of the project to the 2nd quarter 2008. This latest estimate is based on the assumption that the foreign currency and power situation does not deteriorate further.

Exploration and Project Development

All exploration expenditure was scaled back during the 3rd quarter largely as a result of the limited foreign currency resources being channeled to the partial commissioning of No 4 shaft.  The following exploration took place at three sites in the Gwanda Greenstone belt:-

•

Surface mapping and partial ground magnetometer surveys were carried out over a 1,000m by 500m grid around Mascot and this work is still in progress.

•

At Abercorn, property definition work by way of boundary clearing was carried out with limited sampling of old workings and reconciling of previous ground magnetometer and soil geochemistry work to identify anomalous zones, was undertaken.  Follow up work will continue in the 4th quarter.

•

The GG pilot shaft was sunk to 15 meters and currently lining of the shaft collar is in progress. This has been delayed due to the non availability of cement.

A review of our property holdings in the Bindura area was undertaken prior to further discussions with our partners in the Mazoe joint venture.

Outlook

Management is reviewing all our properties that are within economic trucking distance of the Blanket plant to evaluate future production opportunities. One such property is the GG (discussed above) where shaft sinking has commenced.

The supply of continuous power from ZESA, if it materializes, will certainly afford the mine the opportunity to increase production from the 4th quarter provided the RBZ does not continue to delay gold payments.

There is a need to increase exploration activity in the Gwanda Greenstone belt in order to realize the full potential of our property holdings. This will depend on the availability and priority use of the mine’s foreign exchange funds.

The socio-economic environment in the country remains an area of grave concern and there are no signs of improvement. The situation remains fluid and changes from day to day making it difficult to make any meaningful business forecasts.

 (b)

Discontinued Operations

Negotiations regarding the possible sale of the Barbrook Mine and Eersteling Gold Mine continued during the quarter. A number of interested and financially able parties joined the process and continue to conduct their due diligence. The Board of Directors has decided that the Corporation should continue to seek buyers who will purchase the assets on acceptable terms.

(c)

Exploration and Project Development

Gold Exploration – Zimbabwe

All Blankets exploration permits are in place and are current.

Exploration activities were scaled down when the Blanket shaft was shutdown in mid February to direct all available resources to the shaft expansion project. A total of $10,000 was spent on exploration during the 3rd quarter ($55,000 for the nine months to date).

Rooipoort and Grasvally Platinum Exploration Project – South Africa

Soil geochemical sampling within the Rooipoort Platinum Exploration Project near Mokopane (Potgietersrus) continued.  During the quarter $30,000 was spent on exploration ($84,000 for the nine months to date).

Soil geochemical sampling on the rights acquired from Falconbridge Ventures Africa (FVA) continued with a total of 19,300 line meters of sampling achieved on Moordrift 289 KR. for the period under review.

Approximately 8,500 line meters of soil geochemical sampling remains to be done on Jaagbaan 291 KR, an adjacent FVA property to complete this phase of the project.

The application to the South African authorities to transfer the recently obtained Falconbridge property rights to one of Caledonia’s wholly owned subsidiary company’s has been finalized by the regional DME office in Polokwane and submitted to DME head office in Pretoria for approval.

Nama Copper/Cobalt – Zambia

Exploration work continued smoothly at Nama during the dry winter field season and in accordance with the planned dates, with the exception of the Reverse Circulation (RC) drilling. During the quarter $1,008,285 was spent on planned exploration.

The drilling of all the diamond drill core holes, both for geological and bulk density measurement purposes, was completed on October 5 and the diamond drill rigs have moved off site.

Bulk density measurements are required in order to determine ore volumes and tonnages for mining purposes with an acceptable level of accuracy. These bulk density drill holes were therefore sited so as to provide information of a geological nature in critical areas and thereby provide the added benefit of improving the definition and understanding of the ore bodies.

Diamond drilling amounted to 3,140 meters during the 3rd quarter with a total of 4,099 meters having been completed for the 2007 exploration field season, against a planned 4,000 meters. The diamond drilling breakdown per Anomaly area is as follows:

Anomaly	Diamond Drill Holes	Meters Drilled	Comment
A	7	1,769	Geological and assay data
A	4	320	Bulk Density & Geological data
C	3	770	Geological and assay data
C	8	640	Bulk Density & Geological data
D	6	600	Bulk Density & Geological data
Total	28	4,099

A total of 2,256 meters of Reverse Circulation (“RC”) drilling was completed this quarter. To date 3,229 meters of RC drilling has been completed during the 2007 exploration season. The results per anomaly area are shown below:

Anomaly	RC Drill Holes	Meters Drilled	Comment
C	23	1,309	Completed
D	24	1,920	Completed
Sub Total	47	3,229
D	28	2,211	Planned for Nov
A	2	160	Planned for Nov
Q	4	430	Planned for Nov
Sub Total	34	2,801
Total	81	6,030

Initially, the Anomaly D area proved to be problematic in terms of RC drilling, with only 53% of the planned RC drilling being completed on account of the large volumes of water that were encountered below the water table level in this area.  The boreholes became difficult to air flush and the “down the hole drilling equipment” tended to become clogged. This slowed down the RC drilling rate significantly.  The problem was largely resolved by the end of September when the contractor moved a large high pressure/large air volume compressor on site.  Drilling operations are now continuing on a 24 hour continuous drilling cycle and this has lead to a significant improvement in productivity.  The earlier than usual onset of the rains in early November has made it impossible to drill some outstanding areas of Anomaly D and Anomaly Q which is a new compelling geochemical target. In order to obtain at least some geological information on Anomaly Q this season, a shallow pit and trench program is being implemented but may be restricted by the water table depth.

The drill core is being logged and split on site prior to dispatch to an accredited analytical laboratory in Ndola, Zambia for analysis of Cobalt, Copper, Nickel and Manganese.  To date all of the core samples from the geological holes at Anomaly “A” have been dispatched and results are still awaited.  Quality Control and Quality Assurance control procedures are in place to verify the accuracy of the drill core splitting and handling and the laboratory results.

Preliminary analytical results from the RC drilling at anomaly “C” support the geological model proposed to date.  The resource modeling and re-evaluation of the anomalies is planned once all results have been returned by the laboratory and the field work observations have been evaluated. A revised independent Technical Report compliant with NI 43-101 standards will be issued once this work is completed.

Five widely-spaced pits were dug on the southern boundary of the Konkola West area, within an area reporting anomalous Cobalt soil geochemical values.  The pits were dug to a depth of 4 to 5 meters and have all been sampled and the samples have been submitted for analysis.  A deeply weathered soil profile was encountered in all the holes with no recognizable geological units being encountered. It is possible that the area may be underlain by a deeply weathered intrusive.  All pits have now been closed in accordance with our rehabilitation program. Depending on the outcome of the pit sampling, further exploration work will be planned and conducted in this area during next year’s exploration program.

Overall, the exploration program at Nama is progressing well and within budget under the management of the Country Manager and the supervision of Godfrey Griffin, Pr. Sci. Nat. Caledonia’s Exploration Manager and QP for the Nama exploration programs.

The metallurgical testing to establish the likely product specification of the cobalt hydroxide product has been completed.  Based on this metallurgical test work the cobalt hydroxide specification has been discussed with, and is acceptable to the various potential cobalt hydroxide purchasers.  Draft long-term supply agreements are being finalized, and will be forwarded to the various cobalt refiners for their final comments and inputs later this month.

During the quarter the Nama Environmental Impact Assessment (EIA) covering the new access road and power line routes to the proposed Nama Plant Site was completed, and is in the process of being submitted to the Environmental Council of Zambia for their final approval.  This EIA study will be expanded to cover the anticipated future mining operations at Nama.

A fabrication and installation quotation for a 20 tonne per day test process plant has been received and is being evaluated.  It is intended that this plant will be used for Nama metallurgical plant optimization.

Kadola Copper/Cobalt – Zambia

No progress has been made with regards to the finalization of the renewal of the Kadola group of three licenses despite many hours of negotiation with members of the Department of Mines at all levels of seniority. However the outcome of this application is expected to be made known shortly as the period of the Zambian Government moratorium is rapidly approaching its finalization deadline.

Notwithstanding these delays a favorable outcome is expected in the form of a retention license for a limited time period.

Goedgevonden Diamonds – South Africa

Discussions with an interested party who has signed a confidentiality agreement with Caledonia have commenced and will be further reported on as and when any agreement is reached.

(d)

  Financing

There were no capital raising efforts during the quarter and the activities of the company were funded from the proceeds of the exercise of warrants that took place in the second quarter. Blanket Mine in Zimbabwe continues to fund its activities from internally generated funds.

2.

SUMMARY OF QUARTERLY RESULTS

The following information is provided for each of the eight most recently completed quarters of the company - ending on the dates specified - in thousands of Canadian dollars:

QUARTER ENDED	Sept 30/07	June 30/07	Mar 31/07	Dec 31/06	Sept 30/06	June 30/06	Mar 31/06	Dec 31/05
Sales from continuing operations	$1,950	$1,539	$3,319	$9,045	$4,539	$1	$1	$2
Operating income/(loss) from continuing operations	774	(424)	(1,076)	3,095	2,377	(254)	(293)	(167)
Unrealized Foreign exchange gain/(loss)	(1,017)	(707)	255	1,576	(1,659)	124	102	929
Income/(loss) from continuing operations	(855)	364	(3,909)	3,840	(455)	(683)	(387)	(318)
- per share basic and diluted	($0.002)	$0.001	($0.008)	$0.008	($0.001)	($0.002)	($0.001)	($0.001)
Discontinued operations (loss)	(80)	(126)	(254)	(1,282)	(2,619)	(2,210)	(1,879)	(1,736)
Net Income(loss) after discontinued operations	(935)	238	(4,163)	2,558	(3,074)	(2,893)	(2,266)	(2,054)
Revaluation of investments to fair value	(76)	-	-	-	-	-	-	-
Comprehensive loss	($1,011)	$238	($4,163)	N/A	N/A	N/A	N/A	N/A
- per share basic and diluted	($0.002)	$0.0005	($0.008)	$0.006	($0.007)	($0.007)	($0.006)	($0.006)

Note:  As there are no extraordinary items the disclosed net losses per share are identical to the total loss before extraordinary item.

Comprehensive loss is shown as N/A for 2006 and 2005 as the Accounting Standard Section was only applicable from January 1, 2007.

 The effect of the dilution on the earnings per share has been calculated for each quarter of 2006 as a profit was earned before discontinued operations for the year. No calculation for 2007 or 2005 was made as the result for the year was a loss and the diluted earning per share would be anti-dilutive.

As can be seen from the table above, the loss from continuing operations in the 3rd quarter 2007 resulted from the unrealized loss on foreign exchange.

The effective exchange rate applicable to the “Gold Support Price” is still considered the most appropriate rate of exchange to translate the results of Blanket Mine into Canadian Dollars and meets the requirements of Canadian GAAP. The table below shows the exchange rates used now and in the past in Z$ per US$

Z$ per US$1	3rd Quarter rate of exchange	2nd Quarter rate of exchange	1st Quarter rate of exchange
Sales revenue	156,590	14,220	713
Other income statement items	150,507	21,070	758
Monetary assets and liabilities	168,645	47,451	758
All other assets and liabilities	101.19	101.19	101.19

The RBZ announced retrospective changes, in 2007, to the Gold Support Price (see table below) and the resulting effective rate of exchange gives a more accurate representation of the purchasing power of the Zimbabwean dollar, compared to the fixed official rate of exchange of Z$30,000:US$1

Period 2007	Jan-Apr 26	Apr27-May	1June-1July	1 July-1Aug	1 Aug-1Sep	From 1 Sep
Average Gold price US$/ounce	$657	$667	$656	$666	$665	$712
Gold support price Z$/gram	Z$16,000	Z$350,000	Z$1 million	Z$3 million	Z$3,5 million	Z$4 million
Effective Z$:US$ exchange rate	Z$758	Z$16,317	Z$47,451	Z$140,219	Z$163,712	Z$174,748
Old Mutual Implied Rate	Z$10,464	Z$26,184	Z$126,828	Z$139,747	Z$322,517	Z$295,444

The “Old Mutual Implied Rate” is calculated by dividing the “Old Mutual Plc share price” on the Zimbabwe Stock Exchange by the “Old Mutual Plc share price” on the London Stock Exchange. Management note that as the official exchange rate is not freely floating it does not reflect the impact of the hyper-inflationary economy and does not give shareholders a fair perspective of the results of the operation.

The table below demonstrates what the consolidated results of Caledonia Mining Corporation would have been if the “Old Mutual Implied Rate” had been used to translate the results of Blanket Mine. At this time the “Old Mutual Implied Rate” is not considered to be compliant with Canadian GAAP requirements.

Nine months to September 2007- thousands of Canadian dollars	At Gold Support Price rate of exchange	At Old Mutual Implied rate of exchange
Sales Revenue	$6,808	$6,788
Gross (loss)income	(726)	3,649
Unrealised foreign exchange loss	1,468	6,868
Net (loss)	(4,935)	(5,908)
Current Assets	2,954	2,228
Current Liabilities	2,519	2,285
Total Assets	27,400	23,965
Income Statement average rate of exchange for the quarter	150,507	190,576
Period end rate of exchange	168,645	398,900

For the nine month period ending September 2007 the net gross revenue was $6,808,000 from the sale of 9,471 ounces of gold (2006 - $4,540,000 from 8,023 ounces). The ounces of gold are not comparable as 2007 includes the operations of Blanket Mine only and 2006 included the operations of Barbrook Mine and Blanket Mine from 1 July 2006. The ounces of gold sold by Blanket Mine in the 3rd quarter amounted to 2,262 ounces (2,922 in the 2nd quarter and 4,287 ounces in the 1st quarter). The reduced ounces in the 3rd quarter 2007 are due to the planned production reduction detailed in 1(a) above. The loss from continuing operations for the 3rd quarter was $855,000 (2nd quarter income $364,000, loss $3,909,000 1st quarter, income $3,840,000 4th quarter 2006 and loss $455,000 for 3rd quarter 2006) and mainly results from a foreign exchange loss of $1,017,000 (gain of $1,975,000 2nd quarter and loss $2,427,000 1st quarter) being recorded due to the revision in the rate of exchange announced by the RBZ. The rapid devaluation of the Zimbabwe dollar versus the US dollar affects the carrying value of the US dollar denominated loan of US$5,700,000 that Blanket Mine owes to Caledonia Mining Corporation and results in an unrealized foreign exchange loss on translation.

The revised monetary policy as explained below, under Liquidity, resulted in improved revenues from gold sales if settled in Zimbabwe dollars. Of the 2,262 ounces sold in the 3rd quarter 50% were sold for Zimbabwe dollars. Gold revenue for the 3rd quarter was boosted by $454,000 due to retrospective monetary policy adjustments resulting in additional revenue being received, in the quarter, for gold sold in the previous quarter. Blanket Mine produced an operating profit for the 3rd quarter of $774,000 (2nd quarter loss $424,000 and 1st quarter loss of $1,076,000). Underground mining resumed on July 26, 2007 after the successful commissioning of the winder on No 4 shaft but continuing power shortages prevented the mine from achieving its 600 tonnes per day target on a sustained basis.

The loss from discontinued operations of $80,000 for the quarter represents the holding costs of Barbrook and Eersteling as the sale process progresses.

3.

LIQUIDITY

As of September 30, 2007 the company had a working capital surplus of $435,000 (surplus of $2,332,000 at June 30 and $1,978,000 deficit at March 31, 2007 and a surplus of $2,874,000 as at December 31, 2006). Despite late payments for gold sold to the RBZ, Blanket Mine ended the quarter with local borrowings of $27,000. These funds were used to pay local creditors and staff costs. As at the end of the 3rd quarter $509,885 was owed by the RBZ for gold sold of which $250,000 was received on October 20, 2007. Due to subsequent sales of gold the RBZ owed Blanket Mine $1,100,000 for gold delivered to Fidelity Printers and Refiners as of November 1, 2007.

On October 1, 2007 the RBZ announced new monetary policy measures to address the rampant inflation in Zimbabwe and the critical cash flow shortages being experienced by industry. Items that affect Blanket mine are summarized in the table below:

Policy Item	Old Policy from July 1, 2007	New Policy from October 1, 2007
Gold revenue per gram when sold for Zimbabwe dollars	Z$1,000,000 per gram	Z$5,000,000 per gram
Gold revenue ratio when sold for US dollars	60% received in US dollars and 40% received in Zimbabwe dollars	65% received in US dollars and 35% received in Zimbabwe dollars
Method of calculating Zimbabwe dollars for the 35% and 40% above	Gold ounces x US$ price of gold x Z$250 x 60 (drought relief factor) = Zimbabwe dollar revenue. Effective exchange rate Z$15,000: US$1	Gold ounces x US$ price of gold x Z$270,000
Exchange rate paid when US dollars sold to RBZ	Z$15,000: US$1	Z$270,000: US$1
Retention period of US dollars	Indefinite	Indefinite

With the implementation of the new policies it is expected that Blanket Mine will generate sufficient cash to be self funding (subject to electricity availability), for working capital and limited capital expenditure projects.

Funding requirements for exploration activities and general working capital of non Zimbabwean operations were met from the proceeds received from the exercise of warrants in April 2007.

There are no other capital commitments that have a call on the available resources of Caledonia Mining Corporation.

4.

RELATED PARTY TRANSACTIONS

During the 3rd quarter of 2007 the company had the following related party transactions, all amounts in thousands of Canadian dollars.

	2007	2006	2005
Management, administrative services and benefits paid or accrued to a company which employs the Company’s President	$129	$118	$108
Rent paid to a company owned by members of the President’s family	12	12	12

These related party transactions were in the normal course of operations and are recorded at the ruling exchange amount.

5.

CRITICAL ACCOUNTING POLICIES

Apart from the estimate of the rate of exchange to be used to translate the results of Blanket Mine, there are two other major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the company. Based on non-binding purchase offers made for Barbrook and Eersteling Mines no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the company or its operations.

In 2005 the Company adopted the accounting guideline issued by the Canadian Institute of Chartered Accountants in respect of consolidation of variable interest entities effective for years after November 1, 2004.  The Company has reviewed its interests and determined that the new guideline has not had a material effect on the results of operations or the financial condition of the Company.

6.

CONTROLS

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006, pursuant to the certification requirements of Multilateral Instrument 52-109.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities.

7.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

8.

ADDITIONAL INFORMATION

(a)

As at November 7, 2007 the following securities of the Company were outstanding:

-

487,869,280 common shares.

-

18,588,000 common share purchase options at an average price of $0.198 maturing at various dates until January 23, 2017

-

33,287,626 common share purchase warrants exercisable at a price of $0.20 per share at dates between 28 December 2007 and February 3, 2008.

(b)

For further information about Caledonia reference is also made to its 2006 Annual Information Form dated April 10, 2007 filed on SEDAR which can be seen at www.sedar.com

Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, all of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

 S. E. Hayden

S.R. Curtis

President and

Vice-President Finance

Chief Executive Officer

and Chief Financial Officer

Caledonia Mining Corporation
Consolidated Balance Sheet
(in thousands of Canadian dollars)

Unaudited	September 30	December 31
	2007	2006
Assets

Current
Cash and cash equivalents	$681	$1,252
Accounts receivable	799	1,407
Inventories (note 4)	1,293	5,738
Prepaid expenses	28	61
Assets held for sale	153	315
	2,954	8,773

Capital assets and mineral properties held for sale	11,955	11,449

Investment at cost (note 5)	34	79
Capital assets	212	212
Mineral properties	12,245	10,943
	24,446	22,683
	$27,400	$31,456

Liabilities and Shareholders’ Equity

Current
Accounts payable (note 4)	$2,519	$5,945
	2,519	5,945

Asset retirement obligation	718	811
Asset retirement obligation – held for sale	312	364
	3,549	7,120

Shareholders’ Equity
Share Capital (note 1)	195,006	190,626
Contributed surplus	1,029	989
Accumulated other comprehensive income/(loss)	(45)	-
Deficit	(172,139)	(167,279)
	23,851	24,336
	$27,400	$31,456

The estimate of the exchange rate used to translate Blanket Mine in the comparative Financial Statements has not been changed and thus the comparatives are as previously reported.

On behalf of the Board:

“S E Hayden”

 Director

“R Fasel”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation
Consolidated Statement of Deficit
(in thousands of Canadian dollars)

For the three months ended September 30	For the nine months ended September 30

Unaudited	2007	2006	2005	2007	2006	2005
Deficit, beginning of period	($171,204)	($166,763)	($156,986)	($167,279)	($161,604)	($151,924)
Net (loss) for the period	(935)	(3,074)	(2,564)	(4,860)	(8,233)	(7,626)
Deficit end of period	($172,139)	($169,837)	($159,550)	($172,139)	($169,837)	($159,550)

Caledonia Mining Corporation
Consolidated Statement of Operations and Comprehensive Income(Loss)
(in thousands of Canadian dollars except per share amounts)

For the three months ended September 30	For the nine months ended September 30

Unaudited	2007	2006	2005	2007	2006	2005
Revenue and operating costs
Revenue from sales	$1,950	$4,540	$-	$6,808	$4,540	$4
Operating costs	1,176	2,163	221	7,534	2,710	588
Gross Income (loss)	774	2,377	(221)	(726)	1,830	(584)

Costs and expenses
General and administration	542	986	342	1,584	1,719	1,565
Interest	65	(2)	(1)	120	(2)	0
Amortization	4	79	36	510	99	51
Other expenses (income) (Note 3)	1,017	(945)	1,227	1,457	1,539	1,233
	1,628	118	1,604	3,671	3,355	2,849

(Loss)Income before discontinued operations	(854)	2,259	(1,825)	(4,397)	(1,525)	(3,433)
Taxation	(1)	-	-	(3)
(Loss) Income after tax before discontinued operations	(855)	2,259	(1,825)	(4,400)	(1,525)	(3,433)
Net (loss) for discontinued operations	(80)	(5,333)	(739)	(460)	(6,708)	(4,193)
Net (loss) for the period after discontinued operations	(935)	(3,074)	(2,564)	(4,860)	(8,233)	(7,626)
Revaluation of Investments to fair value	(76)	-	-	(76)	-	-
Comprehensive (loss) for the period	($1,011)	N/A	N/A	($4,935)	N/A	N/A
Net (loss) per share before discontinued operations
Basic and fully diluted (note 2)	($0.002)	($0.005)	($0.005)	($0.009)	($0.004)	($0.011)

Net (loss) per share after discontinued operations
Basic and fully diluted (note 2)	($0.002)	($0.007)	($0.008)	($0.010)	($0.020)	($0.024)

Comprehensive (Loss) for 2006 and 2005 is shown as N/A as Standard 1530 dealing with Comprehensive Income only came into effect for Caledonia from January 1,2007.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation
Statement of Changes in Shareholder Equity
(in thousands of Canadian dollars )

	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total
Balance at December 31, 2006	$190,626	$989	$-	$(167,279)	$24,336
Warrants exercised	3,330				3,330
Warrants exercised	1,050				1,050
Adjustment to opening balance change in accounting policy			31		31
Expense on options issued		50			50
Options cancelled		(10)			(10)
Investments revaluation to fair value			(76)		(76)
Net loss for the period				(4,860)	(4,860)
Balance at September 30, 2007	$195,006	$1,029	($45)	($172,139)	($23,851)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars )

For the three months ended September 30	For the nine months ended September 30

Unaudited	2007	2006	2005	2007	2006	2005
Cash provided by (used in)

Operating activities
Net (loss) income before discontinued operations	($855)	$2,259	($1,825)	($4,400)	($1,525)	($3,433)

Adjustments to reconcile net cash from operations (note 4 )	3	297	400	415	356	444

Changes in working capital balances (note 4)	396	3,357	107	1,766	669	(135)
	(456)	5,913	(1,318)	(2,219)	(500)	(3,124)

Investing Activities
Expenditure on capital assets and mineral properties	(959)	(1,304)	(1,579)	(2,339)	(1,436)	(1,784)
Investment in Blanket Mine net of cash received on acquisition	-	(859)	-	-	(859)	-
	(959)	(2,163)	(1,579)	(2,339)	(2,295)	(1,784)
Financing activities
Bank overdraft (decrease)	-	-	-	-	(197)	-
Shares held in Escrow	-	(3,014)	-	-	-	-
Issue of share capital net of issue costs	-	2,160	69	4,380	7,559	3,235
	-	(854)	69	4,380	7,362	3,235
Cash flow from discontinued operations
Operating activities	(80)	(5,333)	(739)	(460)	(6,708)	(4,193)
Amortization	5	1,767	290	21	2,893	764
Investing Activities	-	262	889		(922)	(1,274)
	(75)	(3,304)	440	(439)	(4,737)	(4,703)

Increase (decrease) in cash for the period	(1,490)	(408)	(2,388)	(617)	(170)	(6,376)
Cash and cash equivalents, beginning of the period	2,171	1,314	2,482	1,298	1,076	6,470
Cash and cash equivalents, end of the period	681	906	94	681	906	94

Cash and cash equivalents at end of the period relate to:
Continuing operations	691	1,187	99	691	1,187	99
Discontinued operations	(10)	(281)	(5)	(10)	(281)	(5)
	$681	$906	$94	$681	$906	94

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations, realizing proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to the exchange rate used to translate the results of Blanket Mine into Canadian dollars, mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries, all 100% owned.  All significant inter-company balances and transactions have been eliminated on consolidation.

Barbrook Mines Limited	Caledonia Mining (Zambia) Limited
Blanket (Barbados) Holdings Limited	Caledonia Nama Limited
Blanket Mine (1983) (Private) Limited	Caledonia Western Limited
Caledonia Holdings (Africa) Limited	Eersteling Gold Mining Company Limited
Caledonia Holdings Zimbabwe Limited	Fintona Investments (Proprietary) Limited
Caledonia Kadola Limited	Greenstone Management Services (Proprietary) Limited
Caledonia Mining Services Limited	Maid O’Mist (Proprietary) Limited

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, cash in transit at period end between Blanket Mine in Zimbabwe and Greenstone Management Services in South Africa and money market funds maturing in less than three months.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realizable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realizable value on an average basis.

Investments

The market securities are recorded at fair value. Changes in fair value are recognized in the statements of operations and comprehensive income.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal is delivered to the respective refineries, benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook Mine and Eersteling Gold Mine have been put up for sale and are thus presented as assets for sale in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Discontinued Operations

During the fourth quarter of 2006 Barbrook Mine was subjected to illegal industrial action by employees of a labour broker. Due to the damage caused during and after the industrial action the mine was placed on care and maintenance. At a subsequent meeting of the Board of Directors it was resolved that Barbrook Mine and Eersteling Gold Mine would be put up for sale.

As a consequence of this decision Barbrook and Eersteling Mine’s results for 2007 and preceding years have been disclosed under discontinued operations.

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized based on the fair value of the assets.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method as described above and exchange gains or losses arising on these translations are reflected in income in the year incurred.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

In the preparation of the financial statements shown on pages 12-15 the effective exchange rate derived from the Gold Support price, has been used to translate the results of Blanket Mine into Canadian dollars.

Due to the hyper inflationary nature of the Zimbabwe economy it was decided to change the basis on which to estimate the exchange rate to be used in translating the results of Blanket Mine into Canadian dollars. This is a change in estimate and not a change in accounting policy.

This change was made during the second quarter of 2007 and has been applied to the results of all the quarters of 2007. It has been decided that the effective exchange rate applicable to the “Gold Support Price” is the most appropriate rate of exchange to use at this point in time and meets the requirements of Canadian GAAP. The table below shows the exchange rates used now and in the past in Z$ per US$

	3rd Quarter rate of exchange	2nd Quarter rate of exchange	1st Quarter rate of exchange
Sales revenue	156,590	14,220	713
Other income statement items	150,507	21,070	758
Monetary assets and liabilities	168,645	47,451	758
All other assets and liabilities	101.19	101.19	101.19

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Adoption of New Accounting Standards retrospectively at January 1, 2007

i) Financial Instruments- Recognition and Measurement (Section 3855).This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

ii) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transaction and other events from non-owner sources. This standard requires certain gains and losses that would

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

otherwise be recorded as part of the net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accordingly, the Company now reports a Statement of Shareholder Equity which includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

The adoption of Sections 3855 and 1530 determines how the Company records its investment in Motapa Diamonds Inc. and Old Mutual Plc which are now classified as financial instruments “available for sale” and thus have to be reported at fair value. The adjustment to opening balance to recognize this was $31 any further unrealized gains or losses in the nine months ended September 30, 2007 are reported in the current period

Change in Accounting Policies

There have been no other changes in accounting policy during the current or preceding years.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

1.

Share Capital

(a)

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares
Balance December 31, 2004	301,112,286	$173,304
Issued pursuant to private placements	52,738,888	4,733
Warrants exercised	16,863,962	2,016
Balance, December 31, 2005	370,715,136	$180,053
Issued pursuant to private placement	15,437,626	1,475
Issued pursuant to a private placement	34,828,259	3,924
Issued pursuant to acquisition	20,000,000	3,014
Issued pursuant to a private placement	17,000,000	2,160
Balance December 31 , 2006	457,981,021	$190,626
Balance March 31 , 2007	457,981,021	$190,626
Warrants exercised	22,890,000	3,330
Warrants exercised	6,998,259	1,050
Balance June 30 , 2007	487,869,280	$195,006
Balance September 30 , 2007	487,869,280	$195,006

On April 27, 2007 warrants amounting to 22,890,000 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $3,330,495 after commission and on May 12, 2007 warrants amounting to 6,998,259 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $1,049,739.

(c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers.  Under the Plans, as at September 30, 2007, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
803,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
610,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014
4,000,000	$ 0.110	February 15, 2015
1,000,000	$ 0.140	July 11, 2010
300,000	$ 0.130	May 11,2016
200,000	$ 0.110	January 23,2017
1,300,000	$0.1125	May 31, 2012
18,588,000

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2007, 2006 and 2005 are as follows:

	Number of Options	Weighted Avg. Exercise Price
Options outstanding at December 31, 2004	13,108,700	$0.26
Granted	5,000,000	$0.12
Cancelled or expired	(1,210,700)	($0.43)
Options outstanding at December 31, 2005	16,898,000	$0.21
Granted	300,000	$0.13
Granted	150,000	$0.115
Cancelled or expired	(110,000)	($0.27)
Options outstanding at December 31, 2006	17,238,000	$0.21
Cancelled or expired	(150,000)	($0.115)
Granted	200,000	$0.11
Options outstanding at March 31, 2007	17,288,000	$0.204
Granted	1,300,000	$0.1125
Options outstanding at June 30, 2007	18,588,000	$0.198
Options outstanding at September 30, 2007	18,588,000	$0.198

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted.

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of September 30, 2007:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
33,287,626	1 for 1	$0.20	Various to February 03, 2008

On April 27, 2007 warrants amounting to 22,890,000 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $3,330,495 after commission and on May 12,2007 warrants amounting to 6,998,259 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $1,049,739. On September 28, 2007 17,000,000 warrants expired.

The detail of the warrants outstanding is detailed below.

Number	Description	Exercise Price	Validity
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 1, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008

 Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885
Outstanding March 31, 2007	85,115,885
Exercised	(22,890,000)
Exercised	(6,998,259)
Expired	(4,940,000)
Outstanding June 30, 2007	50,287,626
Expired	(17,000,000)
Outstanding September 30, 2007	33,287,626

2.

Net Income/(Loss) Per Share

The net basic income(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the third quarter which amounted to  487,869,280 (2006 – 455,209,281;) and year to date 474,568,573 (2006 – 412,981,020).  Fully diluted earnings per share have not been calculated as it would be anti-dilutive.

3.

Other Expense (Income) before discontinued operations

Other expense (income) is comprised of the following:

	2007	2006	2005

Foreign exchange loss	1,468	1,433	979
Other	(11)	106	254
	$1,457	$1,539	$1,233

The foreign exchange loss reported for 2007 has arisen due to the rapid devaluation of the Zimbabwe Dollar versus the US dollar and the fact that Blanket Mine has a US dollar denominated loan owing to Caledonia Mining Corporation.

4.

Supplemental Cash Flow information

Items not involving cash are as follows:

	2007	2006	2005
Amortization	$15	$99	$51
Asset retirement obligation	(146)
Write down of mineral property	495	293
Compensation warrant expense			307
Stock option expense net	40		103
Other	11	39	(17)
	$415	$356	$444

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The net changes in non-cash working capital balances for operations are as follows:

	2007	2006	2005
Accounts payable	($3,426)	$314	$4
Accounts Receivable	608	93	(45)
Inventories	4,445	169	(113)
Prepaid expenses	33	93	19
Assets held for sale	106
	$1,766	$669	($135)

The reduction in the value of both inventory and accounts payable is largely due to the more accurate estimate of exchange rate used to translate the Blanket Mine financial statements into Canadian dollars. There has also been a reduction of both inventory and accounts payable levels due to the reduced level of production during the 3rd quarter caused by power shortages and lack of foreign currency.

5.

Investments

The adoption of Sections 3855 and 1530, retrospectively from January 1, 2007, determines how the Company records its investment in Motapa Diamonds Inc. and Old Mutual Plc which are now classified as financial instruments “available for sale” and thus have to be reported at fair value. The adjustment to opening balance to recognize this was $31 any further unrealized gains or losses in the nine months ended September 30, 2007 are reported in the current period

The investment in Motapa Diamonds Inc is valued at $26 and shares held in Old Mutual Plc are valued at $8.

6.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Company purchased 100% of the shares of Blanket, the Company agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at September 30, 2007 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Company and the Board of Directors of Blanket, have expressed their intention to delay the establishment of the required scheme pending the passing of anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws, when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.